UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36728

ADMA BIOLOGICS, INC.
(Exact name of registrant as specified in its charter)

465 State Route 17
Ramsey, New Jersey 07446
(201) 478-5552
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights
 (Title of each class of securities covered by this Form)

Common Stock, par value $0.0001 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, ADMA Biologics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ADMA BIOLOGICS, INC.

Date: June 15, 2022	By:	/s/ Brian Lenz
Brian Lenz
Executive Vice President and Chief Financial Officer

(1)  The preferred share purchase rights (the “Rights”) expired on June 15, 2022 pursuant to the terms of the Rights Agreement, dated as of December 20, 2021, by and between ADMA Biologics, Inc. (the “Company”) and Continental Stock Transfer and Trust Company, as rights agent. The Company initially filed a Form 8-A to register the Rights on December 21, 2021.